Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Australia: Total increases its interest
in the GLNG project from 20% to 27.5%
Paris, December 17, 2010 — Total announced the signature of an agreement to acquire an additional 7.5% interest in Australia’s GLNG (Gladstone LNG) project from Santos for an amount of US $281.25 million. This will increase Total’s overall stake in the project to 27.5%.
At the same time, South Korea’s Kogas has signed an agreement to join the project with a 15% stake and has also committed to lift 3.5 million tons per year (Mt/y) of Liquefied Natural Gas (LNG). Given the 3.5 Mt/y of LNG lifted by Petronas, the GLNG project has now firm offtakers for most of its two trains and a final investment decision on the two-train project will be made in January 2011. Kogas’ entry means that Total will no longer be committed to lift LNG from GLNG.
Once the transactions have been finalized, operator Santos will hold 30%; Petronas, 27.5%; Total, 27.5%; and Kogas, 15%. The transactions are subject to the approval of Australia’s Foreign Investment Review Board.
The GLNG Project
The integrated LNG project consists of extracting coal seam gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen-Surat Basin in Queensland, eastern Australia. The fields’ resources are estimated at over 250 billion cubic metres (Gm3) (9 trillion cubic feet) of gas. The Fairview field already produces 2.4 million cubic metres (Mm3) (80 million cubic feet) a day for the local market. The partners of the GLNG project will develop their share of these fields to reach a production plateau of 9 Gm3 per year, ie 900 million cubic feet per day (41,000 barrels of oil equivalent per day in Total’s share).
The project also includes transporting the production over approximately 400 kilometres to a gas liquefaction plant in the industrial port of Gladstone, northeast of Brisbane, on the eastern coast of Australia. The GLNG liquefaction plant will consist of two trains with a total production capacity of 7.2 Mt/y.
With the final investment decision in January 2011, the forecast start-up date for the first train is 2015. The LNG plant is expected to reach its plateau production in 2016 for more than 20 years.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Exploration and Production in Australia
Total has owned acreage in Australia since 2005 and has interests in ten offshore licenses — four of which it operates — in the Browse, Vulcan and Bonaparte Basins in the northwest.
In the Browse Basin, preparations are advancing for the development of the Ichthys gas and condensate field, in which Total has a 24% interest alongside Inpex. Front-end engineering and design (FEED) began in 2009 and the first tenders have been launched in 2010. The project will produce 8.4 Mt/y of LNG and around 1.6 Mt/y of liquefied petroleum gas per year, as well as around 100,000 barrels of condensate per day. The final investment decision is expected to be taken by the operator by the end of 2011, and the field is expected to be brought on stream by the end of 2016.
In Australia, as in all countries where Total operates, safety and environmental protection are core concerns. Ensuring the safety of the people working on its projects is a priority for Total, which also strives to reduce its environmental footprint as part of its commitment to sustainable development.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.